CLARUS CORPORATION

2084 EAST 3900 SOUTH

SALT LAKE CITY, UTAH 84124

(801) 278-5552

November 17, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Clarus Corporation (formerly, Black Diamond, Inc.)
Registration Statement on Form S-3
Filed June 15, 2017
File No. 333-218751

Registration Statement on Form S-4
Filed June 15, 2017
File No. 333-218752

Dear Sirs:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, (i) Amendment No. 1 to Clarus Corporation’s (the “Company” or “Clarus”) Registration Statement on Form S-3/A (the “S-3/A”); and (ii) Amendment No. 1 to the Company’s Registration Statement on Form S-4/A (the “S-4/A”).

The S-3/A and the S-4/A have been revised in response to the Staff’s comments contained in the Commission’s letter of comment dated July 12, 2017 (the “Staff Letter”). In connection therewith, set forth on Schedule A hereto are the Company’s responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter. We also hereby submit on Schedule B hereto the acknowledgment of the Company as required by the Staff Letter.

Very truly yours,

CLARUS CORPORATION

/s/ Aaron J. Kuehne

Aaron J. Kuehne

Chief Financial Officer and Chief

Administrative Officer

cc:   Donald E. Field

Laura Nicholson

Schedule A

General

1. We note your disclosure regarding the Preferred Share Purchase Rights associated with your common stock on page 5 of the Form S-3 and on page 6 of the Form S-4. To the extent the common stock being registered under the respective forms have associated rights under the rights agreement, please register the related rights on each form and update the respective legality opinions to address the rights. For guidance, refer to Question 116.16 of the Securities Act Forms C&DIs and Sections II.B.1.f-g of Staff Legal Bulletin No. 19.

The Company notes the Staff’s comment and, in response to this comment, has revised the Calculation of Registration Fee Tables of the S-3/A and the S-4/A to include the registration of the Preferred Share Purchase Rights associated with the Company’s common stock as well as updated the legal opinions filed as Exhibits 5.1 to the S-3/A and the S-4/A to address the Preferred Share Purchase Rights associated with the Company’s common stock.

Registration Statement on Form S-3

2. Please refer to the Table of Additional Registrants. We note that these registrants will be guarantors of the subsidiary guarantees. We also note that certain registrants are incorporated or organized in Switzerland, People’s Republic of China, Sweden and Austria. Lastly, we note that counsel’s legal opinion is limited to the laws of Delaware and New York. For each foreign subsidiary guarantor, please file an opinion from local counsel that the respective guarantor is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation. For guidance, refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

The Company notes the Staff’s comment and, in response to this comment, has revised the S-3 to remove as additional registrants each of the foreign subsidiary guarantors that are incorporated or organized in Switzerland, People’s Republic of China, Sweden and Austria.

3. We note that the prospectus references selling stockholders in a generic manner throughout the filing. We also note that you do not appear entitled to rely upon Rule 430B to omit the information specified in Rule 430B. Please advise or, alternatively, please revise the prospectus throughout to delete all references to selling stockholders.

The Company notes the Staff’s comment and, in response to this comment, has revised the Calculation of Registration Fee Tables of the S-3/A to include the registration of a specific amount of shares of the Company’s common stock that were previously issued in a private transaction in which the selling security holders received their shares. Additionally, the S-3/A has been further revised to describe in greater detail the private transactions in which the selling security holders previously received their shares of the Company’s common stock. Please refer to the S-3/A under the heading “Selling Stockholders” for such disclosures.

The Company respectfully notes to the Staff that, in accordance with General Instruction II.G of Form S-3 and Rule 430B(b) under the Securities Act, the Company is referring to unnamed selling stockholders in a generic manner by identifying the initial transactions in which the securities were sold. Pursuant to such instruction, following the effectiveness of the S-3/A, the Company confirms that its will include in a prospectus filed pursuant to Rule 424(b)(7), a post-effective amendment to the S-3/A, or an Exchange Act report incorporated by reference into the prospectus that is part of the registration statement (which Exchange Act report is identified in a prospectus filed, as required by Rule 430B, pursuant to Rule 424(b)(7)) the names of previously unidentified selling security holders and amounts of securities they intend to sell.

Schedule B

Clarus Corporation Acknowledgement

Clarus Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CLARUS CORPORATION

/s/ Aaron J. Kuehne

Aaron J. Kuehne

Chief Financial Officer and Chief

Administrative Officer